CUSIP No. 16870R202	13D	Page 1 of 4 Pages

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Chilco River Holdings Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

16870R202

(CUSIP Number)

Thom Yu Liu, Chairman and Chief Executive Officer c/o Chilco River Holdings Inc. 16027 Arrow Highway, Suite D, Irwindale, California 91706 (646) 330-5859

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 3, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)(4), check the following box.   [   ]

CUSIP No. 16870R202	13D	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Thomas Yu Liu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7	SOLE VOTING POWER 7,213,439 Shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,841,253 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 3,372,186 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,213,439 common shares of the Issuer are owned by Tom Yu Liu; 3,372,186 of those shares are currently held in escrow
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 33.6291%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 16870R202	13D	Page 3 of 4 Pages

Item 1.   Security and Issuer.

Common Shares

Chilco River Holdings Inc.
16027 Arrow Highway, Suite D
Irwindale, California 91706

Item 2.   Identity and Background.

(a)	Tom Yu Liu

(b)	c/o Chilco River Holdings Inc. 16027 Arrow Highway, Suite D Irwindale, California 91706

(c)	Mr. Liu’s present principal occupation is as Chairman and Chief Executive Officer of the Issuer.

(d)	There has been no criminal conviction against Mr. Liu in the past five years.

(e)	Mr. Liu has not been party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to state or federal securities laws or finding any violation with respect to such laws.

(f)	Mr. Liu is a citizen of the United States.

Item 3.    Source and Amount of Funds or Other Compensation.

On August 3, 2005, 7,213,439 common shares of the Issuer were acquired by Tom Yu Liu in connection with the acquisition of Kubuk International, Inc., a California corporation, by Chilco River Holdings Inc.

Item 4.    Purpose of Transaction.

Mr. Liu acquired the shares of the Issuer as a shareholder of Kubuk International Inc. under a share exchange agreement relating to the acquisition of Kubuk International Inc. by Chilco River Holdings Inc. 3,372,186 of the 7,213,439 common shares held by Mr. Liu are currently held in escrow subject to escrow arrangements entered into in connection with the acquisition of Kubuk International Inc. The acquisition of Kubuk International Inc. by Chilco River Holdings Inc. resulted in a change of control of Chilco River Holdings Inc., for which Mr. Liu currently serves a Chairman, Chief Executive Officer and Director.

Item 5.   Interest in Securities of the Issuer.

(a)	Tom Yu Liu beneficially owns the following Common Shares of the Issuer as of August 3, 2005 and has sole voting power over 7,213,439 of the shares and sole dispositive power over 3,841,253 of the shares:

Common Shares	3,841,253
Common Shares held in escrow	3,372,186
Total	7,213,439

The total shares of Common Stock constitutes 33.6291% of the outstanding common shares of the issuer.

(b)	See paragraph (a) above.

CUSIP No. 16870R202	13D	Page 4 of 4 Pages

(c)	See Item 4 above.

(d)	Not applicable.

(e)	Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

None.

Item 7.   Materials to be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signed: September 15, 2005	/s/ Tom Yu Liu
Tom Yu Liu, Chairman and Chief Executive Officer